UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38209

DESPEGAR.COM, CORP.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Despegar and HBX Group Enter Into a Strategic Partnership

BRITISH VIRGIN ISLANDS. January 29, 2025 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, announces a strategic partnership with HBX Group, a leading independent B2B travel technology marketplace. This collaboration marks a relevant step towards expanding Despegar’s service offerings, particularly by integrating HBX Group’s European and North American non-air inventory into Despegar’s platform.

Through this partnership Despegar plans to offer its customers—both B2C and B2B—wider access to HBX Group’s diverse range of accommodations and travel solutions. By leveraging HBX Group’s inventory, Despegar aims to further enhance its travel packages and lodging offerings, providing more value and options to travelers seeking quality and affordability.

Under the terms of the agreement with HBX Group, (i) HBX Group undertook to make an advance payment to Despegar; and (ii) Despegar is required to meet certain booking targets relating to HBX Group originated products booked through Despegar’s platform over an anticipated period of approximately eight and a half years. The failure by Despegar to meet such booking targets over the course of certain pre-established measurement periods may result in Despegar being subject to certain penalties, including the payment to HBX Group of a percentage of the shortfall amount. The outsourcing agreement also contains other customary covenants, representations and undertakings. The potential impact of the outsourcing agreement was considered by the Transaction Committee and Board of Directors of Despegar in their evaluation of the proposed transaction with Prosus.

Key Benefits of the Partnership:

●	Expanded Inventory: Despegar customers are expected to gain access to a broader range of hotel options, enhancing the ability to customize travel experiences with competitive lodging rates.

●	Enhanced Travel Packages: The integration with HBX Group’s inventory intends to allow Despegar to offer more comprehensive travel packages, appealing to both leisure and business travelers.

“We are excited to partner with HBX Group and bring their outstanding inventory into our platform,” said Damian Scokin, CEO of Despegar. “We expect this partnership not only to enhance our product offerings but also reinforce our commitment to providing the best travel experiences at great value to our customers.”

“At HBX Group, we are committed to delivering world class travel solutions, and this partnership with Despegar allows us to take that commitment to the next level”, said Nicolas Huss, CEO at HBX Group. “By integrating our extensive inventory into Despegar’s platform, we are jointly redefining the travel experience for millions of customers, offering unparalleled choice and value.”

This long-term partnership is expected to enhance travel options available to Despegar’s customers, providing them with more flexibility and choice than before, while also providing HBX Group’s accommodation suppliers with access to Despegar’s full range of high-value distribution channels. This collaboration reaffirms Despegar’s and HBX’s mutual dedication to innovation and customer satisfaction in the travel sector.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release, which are inherently uncertain.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. Despegar operates in 19 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/.

IR Contact

Luca Pfeifer, Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name: Monica Alexandra Soares da Silva
Title: General Counsel

Date: January 29, 2025